Exhibit 99.2
News Release
For Immediate Release
Stantec begins trading on the New York Stock Exchange under the symbol SXC
President & CEO, Tony Franceschini, rings The Opening Bell™
EDMONTON AB (August 5, 2005) TSX:STN; NYSE:SXC
Stantec President & CEO, Tony Franceschini, celebrated the Company’s first day of trading on the New York Stock Exchange by ringing The Opening Bell™. Stantec is now dually listed on the NYSE under the symbol SXC and on the Toronto Stock Exchange as STN.
“Ringing The Opening Bell™ is a very exciting event and it marks a great milestone for Stantec,” says Tony Franceschini, Stantec President & CEO. “It affirms the evolution and maturity of the company over the past ten years and signifies to the market and our industry that we are truly a North American firm. Being listed on the NYSE is another step toward our goal of becoming a top 10 global design firm.”
With Franceschini at the bell ringing were various Stantec executives, board members, and Aram Keith, The Keith Companies CEO, whose California-based firm of over 800 employees is expected to merge with Stantec in the third quarter.
“It is a great honor that I have been asked to accompany Tony and represent TKC at the bell ringing ceremony to help mark this important occasion for Stantec,” says Aram Keith.
The NYSE is the largest equities marketplace in the world. It is home to some 2,800 companies with a total global market capitalization of US$20 trillion.
Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,500 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Media Contact	Investor Contact
Jay Averill	Simon Stelfox
Stantec Media Relations	Stantec Investor Relations
Tel: (780) 917-7441	Tel: (780) 917-7288
javerill@stantec.com	sstelfox@stantec.com
stantec.com